                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                      AMENDMENT NO. 2 TO SCHEDULE 13D UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                           CANAAN ENERGY CORPORATION
                       (Name of Subject Company (Issuer))

                          CHESAPEAKE ENERGY CORPORATION
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   134743 10 3
                      (CUSIP Number of Class of Securities)

                                MARCUS C. ROWLAND
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          CHESAPEAKE ENERGY CORPORATION
                            6100 NORTH WESTERN AVENUE
                          OKLAHOMA CITY, OKLAHOMA 73118
                                 (405) 848-8000
                (Names, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:
                              James M. Prince, Esq.
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                                   1001 Fannin
                              Houston, Texas 77002
                                 (713) 758-2222

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP Number 134743103                                        Page 2 of __ Pages

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          CHESAPEAKE ENERGY CORPORATION
                 73-1395733
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]

          (b)  [_]
--------------------------------------------------------------------------------
   3      SEC USE ONLY



--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)


                                                                           WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          OKLAHOMA
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

          NUMBER OF
                                     333,149 SHARES
           SHARES              -------------------------------------------------
                                8    SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH                9    SOLE DISPOSITIVE POWER

          REPORTING
                                     333,149 SHARES
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      333,149 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.65%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
--------------------------------------------------------------------------------

                                                                    NEWS RELEASE


[CHESAPEAKE                                        CHESAPEAKE ENERGY CORPORATION
 LOGO APPEARS HERE]                                               P.O. Box 18496
                                                         Oklahoma City, OK 73154


FOR IMMEDIATE RELEASE
MARCH 15, 2002

                                    CONTACTS:
MARC ROWLAND                                                      TOM PRICE, JR.
EXECUTIVE VICE PRESIDENT                                   SENIOR VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER                                CORPORATE DEVELOPMENT
(405) 879-9232                                                    (405) 879-9257
--------------------------------------------------------------------------------


              CHESAPEAKE ENERGY CORPORATION DEFERS TENDER OFFER FOR
                OUTSTANDING SHARES OF CANAAN ENERGY CORPORATION
                   PENDING DISCUSSIONS WITH CANAAN MANAGEMENT

OKLAHOMA CITY, OKLAHOMA - March 15, 2002 - Chesapeake Energy Corporation (NYSE:CHK) today announced that it has deferred the commencement of the $12.00 per share cash tender offer for all of the outstanding shares of Canaan Energy Corporation (Nasdaq: KNAN) common stock. Chesapeake had announced on March 11, 2002 its intention to commence the tender offer within the next few days. Chesapeake's action was based upon the representations of senior management of Canaan of their willingness to engage in good faith discussions with Chesapeake management regarding the offer in the near future together with the request by Canaan management that Chesapeake delay commencement of the tender offer until after the discussions.

Aubrey K. McClendon, President and Chief Executive Officer of Chesapeake stated, "We remain committed to take our fair and full offer to the shareholders of Canaan and are pleased that Canaan's management and advisors have agreed to meet with us on this issue." McClendon cautioned, however, that Chesapeake may at any time commence or modify its proposed tender offer for Canaan shares, or terminate its tender offer plans.

On March 11, 2002, Chesapeake delivered to the board of directors of Canaan its $12.00 per share cash offer, which represents an aggregate purchase price for the common stock on a fully diluted basis of approximately $55 million plus the assumption of Canaan's debt, which was approximately $42 million as of December 31, 2001. The price offered by Chesapeake represents a 31% premium over the closing price of $9.15 on March 11, 2002, the last day prior to the announcement of Chesapeake's intent to commence a tender offer, and a 58% premium over Canaan's closing stock price of $7.60 on November 26, 2001, the last trading day before Canaan's public announcement of Chesapeake's interest in acquiring Canaan.

ABOUT CANAAN

Canaan is an independent oil and gas exploration and production company headquartered in Oklahoma City, Oklahoma. Canaan's Internet address is www.canaanenergy.com.

ABOUT CHESAPEAKE

Chesapeake is among the 10 largest independent natural gas producers in the U.S. Headquartered in Oklahoma City, Chesapeake's operations are focused on exploratory and developmental drilling and producing property acquisitions in the Mid-Continent region of the United States, where it is the second largest producer of natural gas. Chesapeake's Internet address is www.chkenergy.com.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. ANY TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. IF A TENDER OFFER IS COMMENCED, INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE, IF AND WHEN FILED, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH TENDER OFFER STATEMENT WOULD BE FILED BY CHESAPEAKE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS, IF AND WHEN FILED, ON THE SEC'S WEB SITE AT: www.sec.gov.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           CHESAPEAKE ENERGY CORPORATION

                                           By: /s/ MARCUS C. ROWLAND
                                               ---------------------------------

                                           Name:   Marcus C. Rowland
                                           Title:  Executive Vice President and
                                                   Chief Financial Officer


Date: March 15, 2002